UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                        Under the Securities Act of 1934
                                (Amendment No. 1)

                                  COMBANC, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    200088102
                                 (CUSIP Number)

                               Paul Douglas Harter
                              9818 West State Road
                               Delphos, Ohio 45833
                                 (419) 692-1321
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 With copies to:

                             Michael A. Smith, Esq.
                          Carlile Patchen & Murphy LLP
                              366 East Broad Street
                              Columbus, Ohio 43215
                                 (614) 628-0788


                                 March 29, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: |X|

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 200088102

      (1)   Name of Reporting Person: Paul Douglas Harter

      (2)   Check the Appropriate Box if a Member of a Group             (a) [X]
                                                                         (b) [_]

      (3)   SEC Use Only

      (4)   Source of Funds: PF

      (5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

      (6)   Citizenship or Place of Organization: USA

Number of         (7)      Sole Voting Power:         169,564
Shares
Beneficially      (8)      Shared Voting Power:       None
Owned by
Each              (9)      Sole Dispositive Power:    169,564
Reporting
Person With       (10)     Shared Dispositive Power:  None

      (11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
            169,564

      (12)  Check if the Aggregate Amount in Row (11) Excludes Certain
            Shares:                                                    [_]

      (13)  Percent of Class Represented by Amount in Row (11): 7.7%

      (14)  Type of Reporting Person: IN

CUSIP No. 200088102

      (1)   Name of Reporting Person: William C. Massa

      (2)   Check the Appropriate Box if a Member of a Group             (a) [X]
                                                                         (b) [_]

      (3)   SEC Use Only

      (4)   Source of Funds: N/A

      (5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

      (6)   Citizenship or Place of Organization: USA

Number of         (7)      Sole Voting Power:         290
Shares
Beneficially      (8)      Shared Voting Power:       None
Owned by
Each              (9)      Sole Dispositive Power:    290
Reporting
Person With       (10)     Shared Dispositive Power:  None

      (11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
            290

      (12)  Check if the Aggregate Amount in Row (11) Excludes Certain
            Shares: N/A                                                [_]

      (13)  Percent of Class Represented by Amount in Row (11): N/A

      (14)  Type of Reporting Person: IN

CUSIP No. 200088102

      (1)   Name of Reporting Person: Rick A. Miller

      (2)   Check the Appropriate Box if a Member of a Group             (a) [X]
                                                                         (b) [_]

      (3)   SEC Use Only

      (4)   Source of Funds: PF

      (5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

      (6)   Citizenship or Place of Organization: USA

Number of         (7)      Sole Voting Power:         264
Shares
Beneficially      (8)      Shared Voting Power:       None
Owned by
Each              (9)      Sole Dispositive Power:    264
Reporting
Person With       (10)     Shared Dispositive Power:  None

      (11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
            264

      (12)  Check if the Aggregate Amount in Row (11) Excludes Certain
            Shares:                                                    [_]

      (13)  Percent of Class Represented by Amount in Row (11): <0.1%

      (14)  Type of Reporting Person: IN

CUSIP No. 200088102

      (1)   Name of Reporting Person: Patricia M. Morris

      (2)   Check the Appropriate Box if a Member of a Group             (a) [X]
                                                                         (b) [_]

      (3)   SEC Use Only

      (4)   Source of Funds: PF

      (5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

      (6)   Citizenship or Place of Organization: USA

Number of         (7)      Sole Voting Power:           800
Shares
Beneficially      (8)      Shared Voting Power:       1,450
Owned by
Each              (9)      Sole Dispositive Power:      800
Reporting
Person With       (10)     Shared Dispositive Power: 1,450

      (11)  Aggregate Amount Beneficially Owned by Each Reporting Person: 2,250

      (12)  Check if the Aggregate Amount in Row (11) Excludes Certain
            Shares:                                                          [X]
            Excludes 5,808 shares owned by Vanamatic Company in which Ms. Morris is a minority shareholder, officer and director.

      (13)  Percent of Class Represented by Amount in Row (11): <0.1%

      (14)  Type of Reporting Person: IN

CUSIP No. 200088102

      (1)   Name of Reporting Person: Thomas R. Odenweller

      (2)   Check the Appropriate Box if a Member of a Group             (a) [X]
                                                                         (b) [_]

      (3)   SEC Use Only

      (4)   Source of Funds: N/A

      (5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

      (6)   Citizenship or Place of Organization: USA

Number of         (7)      Sole Voting Power:         None
Shares
Beneficially      (8)      Shared Voting Power:       None
Owned by
Each              (9)      Sole Dispositive Power:    None
Reporting
Person With       (10)     Shared Dispositive Power:  None

      (11)  Aggregate Amount Beneficially Owned by Each Reporting Person: None

      (12)  Check if the Aggregate Amount in Row (11) Excludes Certain
            Shares: N/A                                                      [_]

      (13)  Percent of Class Represented by Amount in Row (11): N/A

      (14)  Type of Reporting Person: IN

CUSIP No. 200088102

      (1)   Name of Reporting Person: Jerry L. Grace

      (2)   Check the Appropriate Box if a Member of a Group             (a) [X]
                                                                         (b) [_]

      (3)   SEC Use Only

      (4)   Source of Funds: N/A

      (5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

      (6)   Citizenship or Place of Organization: USA

Number of         (7)      Sole Voting Power:         None
Shares
Beneficially      (8)      Shared Voting Power:       None
Owned by
Each              (9)      Sole Dispositive Power:    None
Reporting
Person With       (10)     Shared Dispositive Power:  None

      (11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
            None

      (12)  Check if the Aggregate Amount in Row (11) Excludes Certain
            Shares: N/A                                                      [_]

         (13) Percent of Class Represented by Amount in Row (11): N/A

         (14) Type of Reporting Person: IN

CUSIP No. 200088102

      (1)   Name of Reporting Person: Harold L. Connell

      (2)   Check the Appropriate Box if a Member of a Group             (a) [X]
                                                                         (b) [_]

      (3)   SEC Use Only

      (4)   Source of Funds: N/A

      (5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

      (6)   Citizenship or Place of Organization: USA

Number of         (7)      Sole Voting Power:         None
Shares
Beneficially      (8)      Shared Voting Power:       None
Owned by
Each              (9)      Sole Dispositive Power:    None
Reporting
Person With       (10)     Shared Dispositive Power:  None

      (11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
            None

      (12)  Check if the Aggregate Amount in Row (11) Excludes Certain
            Shares: N/A                                                      [_]

      (13)  Percent of Class Represented by Amount in Row (11): N/A

      (14)  Type of Reporting Person: IN

      This Schedule 13D is being filed for the purpose of disclosing the current number of shares of Common Stock, no par value, of ComBanc Inc. that may be deemed to be beneficially owned by Paul Douglas Harter, William C. Massa, Rick
A. Miller, Patricia M. Morris, Thomas R. Odenweller, Jerry L. Grace and Harold
L. Connell to disclose the intent of the foregoing persons as discussed in Items 4 and 5 below, as amended from the filing of their original Schedule 13D filed with the Securities and Exchange Commission on March 10, 2004.

CUSIP No.:        200088102


Item 1.     Security and Issuer.

      The name of the issuer is ComBanc Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 229 East Second Street, Delphos, Ohio 45833. This Schedule D relates to the Issuer's Common Stock, no par value (the "Shares").

Item 2.     Identity and Background.

      The following persons may be collectively referred to as the "Reporting Persons".

Paul Douglas Harter

      (a)   Name: Paul Douglas Harter;

      (b)   Residence address: 9818 W. State Road, Delphos, Ohio 45833;

      (c) Funeral director with Harter & Son Funeral Home located at 209 West Third Street, Delphos, Ohio 45833;

      (d) During the last five years, Mr. Harter has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

      (e) During the last five years, Mr. Harter has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, rendered him subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws;

      (f)   Citizenship: U.S.A.

William C. Massa

      (a)   Name: William C. Massa;

      (b)   Residence address: 447 E. Cleveland Street, Delphos, Ohio 45833;

      (c) Principal occupation: Insurance agent and owner of Schmit - Massa Insurance Agency, which has a business address of 126 S. Main Street, Delphos, Ohio 45833;

      (d) During the last five years, Mr. Massa has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

      (e) During the last five years, Mr. Massa has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, rendered him subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws;

      (f)   Citizenship: U.S.A.

Rick A. Miller

      (a)   Name: Rick A. Miller;

      (b)   Residence address: 1300 Carolyn Drive, Delphos, Ohio 45833;

      (c) Principal occupation: Employee Benefits Consultant and President of Kilpatrick - Miller Group Consultants which has a business address of 1519 North Main Street, Suite #10, Lima, Ohio 45801;

      (d) During the last five years, Mr. Miller has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

      (e) During the last five years, Mr. Miller has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, rendered him subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws;

      (f)   Citizenship: U.S.A.

Patricia M. Morris

      (a)   Name: Patricia M. Morris;

      (b)   Residence address: 7900 Lehman Road, Delphos, Ohio 45833;

      (c) Principal occupation: CPA with an address of 7900 Lehman Road, Delphos, Ohio 45833. Part owner in Vanamatic Company, a manufacturing business which has a business mailing address of P.O. Box 396, Delphos, Ohio 45833;

      (d) During the last five years, Ms. Morris has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

      (e) During the last five years, Ms. Morris has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, rendered her subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws;

      (f)   Citizenship: U.S.A.

Thomas R. Odenweller

      (a)   Name: Thomas R. Odenweller;

      (b)   Residence address: 9810 Converse-Roselm Road, Middle Point, Ohio
            45863;

      (c) Principal occupation: General Manager of T.R.O., Inc. dba Thermo King of Delphos, which has a business address of 801 West 5th Street, Delphos, Ohio 45833;

      (d) During the last five years, Mr. Odenweller has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

      (e) During the last five years, Mr. Odenweller has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, rendered him subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws;

      (f)   Citizenship: U.S.A.

Jerry L. Grace

      (a)   Name: Jerry L. Grace

      (b)   Residence address: 491 Bow Line Drive, Naples, Florida 34103;

      (c) Principal occupation: President and owner of Equinox Development, Inc., a real estate development company, which has a business address of 491 Bow Line Drive, Naples, Florida 34103;

      (d) During the last five years, Mr. Grace has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

      (e) During the last five years, Mr. Grace has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, rendered him subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws;

      (f)   Citizenship: U.S.A.

Harold L. Connell

      (a)   Name: Harold L. Connell

      (b) Residence address: 11651 South West 72nd Place, Pinecrest, Florida 33516;

      (c) Principal occupation: President of CP Capital Group and its subsidiary CP Capital Securities, Inc., a NASD broker/dealer, which has a business address of 999 Brickell Avenue, Suite 600, Miami, Florida 33131;

      (d) During the last five years, Mr. Connell has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

      (e) During the last five years, Mr. Connell has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, rendered him subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws;

      (f)   Citizenship: U.S.A.


Item 3.  Source and Amount of Funds or Other Consideration

A. Paul Douglas Harter: Mr. Harter has acquired stock in the Company at various times since 1955. Mr. Harter's acquisitions in the last two years are as follows:

              Trade Date            Activity           Quantity          Price          Net Amount
              ----------            --------           --------          -----          ----------
                3/27/02             Purchase              100            15.900          1,652.00
                4/15/02             Purchase              100            16.500          1,713.00
                5/07/02             Purchase              100            16.500          1,700.00
                5/16/02             Purchase              100            17.000          1,750.00
                5/31/02             Purchase              100            16.000          1,650.00
                8/14/02             Purchase              100            16.500          1,700.00
                8/23/02             Purchase              100            16.500          1,700.00
                9/16/02             Purchase              100            16.500          1,700.00
               10/01/02             Purchase              100            16.100          1,660.00
               10/17/02             Purchase              100            16.100          1,660.00
               11/26/02             Purchase              100            16.250          1,675.00
               12/03/02             Purchase              100            16.000          1,650.00
                2/11/03             Purchase              100            16.250          1,680.00
                3/10/03             Purchase              100            15.950          1,650.00
                3/27/03             Purchase              100            16.000          1,655.00
                4/03/03             Purchase              100            17.000          1,755.00
                5/01/03             Purchase              100            16.250          1,694.00
                5/07/03             Purchase              100            16.250          1,680.00
                9/02/03             Purchase              100            14.250          1,480.00
               10/06/03             Purchase              200            14.750          3,052.20
               10/06/03             Purchase              300            15.250          4,686.80
               11/13/03             Purchase              100            14.750          1,530.00
               11/20/03             Purchase              100            14.750          1,530.00
               12/02/03             Purchase              100            14.750          1,531.00

      In addition to the information set forth in the table above, Mr. Harter was gifted 21,000 shares of stock in the Company in September of 2003. In April of 2003, Mr. Harter's wife (Colleen Harter) purchased 100 shares of stock in the Company for $1,700.00.

B. William C. Massa: Mr. Massa has not purchased any shares within the past two years. The amount of funds expended by William C. Massa to acquire the 290 shares of Common Stock he holds in his name is $6,457.50. Such funds were provided by personal funds.

C. Rick A. Miller: Mr. Miller has not purchased any shares within the past two years. The amount of funds expended by Rick A. Miller to acquire the 264 shares of Common Stock he holds in his name is $340.00. Such funds were provided from Mr. Miller's personal funds.

D. Patricia M. Morris: Ms. Morris has not purchased any shares within the past two years. The amount of funds expended by Patricia M. Morris to acquire the 2,250 shares owned beneficially is $9,100.00. Such funds were provided from Ms. Morris's personal funds.

Item 4.     Purpose of Transaction

      The Securities covered by this Schedule 13D were acquired for the purpose of investment and to take such actions as the Reporting Persons deem appropriate to enhance the value of that investment.

      On March 10, 2004, the Reporting Persons filed an original Schedule 13D indicating they would seek representation on the Board of Directors by nominating six candidates for election as Directors at the Issuer's 2004 Annual Meeting of Shareholders and indicating they would engage in a competing proxy solicitation in accordance with Rule 14a of the Securities Exchange Act of 1934, seeking proxy authority to elect their nominees. On March 11, 2004, the Reporting Persons filed Soliciting Material pursuant to Reg. ss.240.14a-12 stating their intended purpose as outlined in their original Schedule 13D.

      The Reporting Persons are filing this amended Schedule 13D in order to confirm that the Reporting Persons will not be soliciting proxies related to the Issuer's 2004 Annual Meeting of Shareholders. The Reporting Persons have determined they have insufficient time to fully prepare a proxy and proxy statement to address the issues necessary for Shareholders to make a fully informed decision regarding the election of their previously noted nominees for directors.

      As of March 29, 2004, although it has no current plans to do so and in addition to the foregoing, the Reporting Persons may engage in:

      (a)   the acquisition of additional shares of the Issuer;

      (b)   the disposal of all or some of the shares of the Issuer.

      (c) the solicitation of proxies for future Shareholder meetings of the Issuer made pursuant to the Certificate of Incorporation and Bylaws of the Issuer and Section 14(a) of the Securities and Exchange Act of 1934.

      Any future decision of the Reporting Persons to take any such actions with respect to the securities of the Issuer will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

Item 5.     Interest in Securities of the Issuer.

1.    Paul Douglas Harter

      (a) Mr. Harter beneficially owns 169,564 shares of Common Stock, or 7.7% of the outstanding shares of Common Stock of the Issuer, based on information provided in the Issuer's financial statements contained in the Form 8-K filed by the Issuer on February 9, 2004.

      (b) Mr. Harter holds sole voting and disposition power with respect to the shares of Common Stock of the Issuer beneficially owned by him.

      (c) Within the past sixty days, Mr. Harter has not effected any purchase of shares of the Common Stock of the Issuer.

      (d)   Not applicable.

      (e)   Not applicable.

2.    William C. Massa

      (a) Mr. Massa beneficially owns 290 shares of Common Stock, or <.01% of the outstanding shares of Common Stock of the Issuer, based on information provided in the Issuer's financial statements contained in the Form 8-K filed by the Issuer on February 9, 2004.

      (b) Mr. Massa holds joint voting and disposition power with his wife with respect to the shares of Common Stock of the Issuer beneficially owned by him.

      (c) Within the past sixty days, Mr. Massa has not effected any purchases of shares of the Common Stock of the Issuer

      (d)   Not applicable.

      (e)   Not applicable.

3.    Rick A. Miller

      (a) Mr. Miller beneficially owns 264 shares of Common Stock, or <.01% of the outstanding shares of Common Stock of the Issuer, based on information provided in the Issuer's financial statements contained in the Form 8-K filed by the Issuer on February 9, 2004.

      (b) Mr. Miller holds sole voting and disposition power with respect to the shares of Common Stock of the Issuer beneficially owned by him.

      (c) Within the past sixty days, Mr. Miller has not effected any purchase of shares of the Common Stock of the Issuer.

      (d)   Not applicable.

      (e)   Not applicable.

4.    Patricia M. Morris

      (a) Ms. Morris beneficially owns 2,250 of Common Stock, or <.01% of the outstanding shares of Common Stock of the Issuer, based on information provided in the Issuer's financial statements contained in the Form 8-K filed by the Issuer on February 9, 2004.

      (b) Ms. Morris holds sole voting and disposition power as Custodian with respect to 800 shares of Common Stock of the Issuer beneficially owned by her children (200 shares are held for each of Gregory Morris, Rachel Morris, Valerie Morris and Jennifer Morris).

            Ms. Morris shares voting and disposition power of 1,450 shares of Common Stock of the Issuer as a trustee of The Roger Morris Revocable Trust. Ms. Morris is co-trustee of this Trust with her husband Roger Morris.

      (c) Within the past sixty days, Ms. Morris has not effected any purchase of shares of the Common Stock of the Issuer.

      (d)   Not applicable.

5.    Thomas R. Odenweller

      (a) Mr. Odenweller does not beneficially own any shares of Common Stock of the Issuer.

      (b)   Not applicable.

      (c) Within the past sixty days, Mr. Odenweller has not effected any purchases of shares of the Common Stock of the Issuer

      (d)   Not applicable.

      (e)   Not applicable.

6.    Jerry L. Grace

      (a) Mr. Grace does not beneficially own any shares of Common Stock of the Issuer.

      (b)   Not applicable.

      (c) Within the past sixty days, Mr. Grace has not effected any purchases of shares of the Common Stock of the Issuer

      (d)   Not applicable.

      (e)   Not applicable.

7.    Harold L. Connell

      (a) Mr. Connell does not beneficially own any shares of Common Stock of the Issuer.

      (b)   Not applicable.

      (c) Within the past sixty days, Mr. Connell has not effected any purchases of shares of the Common Stock of the Issuer

      (d)   Not applicable.

      (e)   Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares of the Issuer.


Item 7.     Material to be Filed as Exhibits

      Exhibit 1.   Joint Filing Agreement

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.


Date:  March 29, 2004                    By: /s/ Paul Douglas Harter
                                             ----------------------------
                                             Paul Douglas Harter

                                         By: /s/ William C. Massa
                                             ----------------------------
                                             William C. Massa

                                         By: /s/ Rick A. Miller
                                             ----------------------------
                                             Rick A. Miller

                                         By: /s/ Patricia M. Morris
                                             ----------------------------
                                             Patricia M. Morris

                                         By: /s/ Thomas R. Odenweller
                                             ----------------------------
                                             Thomas R. Odenweller

                                         By: /s/ Jerry L. Grace
                                             ----------------------------
                                             Jerry L. Grace

                                         By: /s/ Harold L. Connell
                                             ----------------------------
                                             Harold L. Connell

                                    EXHIBIT 1

                             Joint Filing Agreement


         In accordance with Regulation ss.240.13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to joint filing on behalf of each of them of have a certain Schedule 13D, dated March 29, 2004 (including amendments thereto) with respect to common stock of ComBanc, Inc., and further agree that this Joint Filing Agreement shall be filed as an Exhibit to such Statement.


Date:  March 29, 2004                    By: /s/ Paul Douglas Harter
                                             ----------------------------
                                             Paul Douglas Harter

                                         By: /s/ William C. Massa
                                             ----------------------------
                                             William C. Massa

                                         By: /s/ Rick A. Miller
                                             ----------------------------
                                             Rick A. Miller

                                         By: /s/ Patricia M. Morris
                                             ----------------------------
                                             Patricia M. Morris

                                         By: /s/ Thomas R. Odenweller
                                             ----------------------------
                                             Thomas R. Odenweller

                                         By: /s/ Jerry L. Grace
                                             ----------------------------
                                             Jerry L. Grace

                                         By: /s/ Harold L. Connell
                                             ----------------------------
                                             Harold L. Connell


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